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                                             File No. 70-____




                SECURITIES AND EXCHANGE COMMISSION
                      450 Fifth Street, N.W.
                       Washington, DC 20549

                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                   NEW ENGLAND ELECTRIC SYSTEM

             (Name of company filing this statement)


       25 Research Drive, Westborough, Massachusetts 01582

             (Address of principal executive offices)



                   NEW ENGLAND ELECTRIC SYSTEM

   (Name of top registered holding company parent of applicant)



Michael E. Jesanis                     Kirk L. Ramsauer
Treasurer                              Associate General Counsel
25 Research Drive                      25 Research Drive
Westborough, MA 01582                  Westborough, MA 01582

            (Names and address of agents for service)

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     New England Electric System ("NEES") is a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"). NEES owns the following retail electric companies (the "Retail Companies"): Granite State Electric Company ("Granite State") serving approximately 35,000 customers in New Hampshire; Massachusetts Electric Company ("Mass. Electric") serving approximately 940,000 customers in Massachusetts; and The Narragansett Electric Company ("Narragansett") serving approximately 324,000 customers in Rhode Island. NEES owns New England Power Company ("NEP") which generates, purchases, transmits, and sells electric energy in wholesale quantities.
Over 90% of NEP's revenue comes from the sale of electricity for resale to the Retail Companies. NEES also owns New England Power Service Company ("NEPSCO"), a service company; New England Energy Incorporated, an oil and gas exploration and development company, and New England Electric Resources, Inc. ("NEERI"), a consulting services company. NEES also owns a number of special purpose companies.

     Neither NEES nor any subsidiary currently has an ownership interest in an exempt wholesale generator ("EWG") as defined in
Section 32 of the Act or a foreign utility company ("FUCO") as defined in Section 33 of the Act. Additionally, neither NEES nor any subsidiary is a party to, or has any rights under, a service, sales, or construction agreement with an EWG or FUCO. NEES and NEERI have filed an Application/Declaration (File No. 70-8783) requesting authority to make EWG and FUCO acquisitions and financings.


Item 1.  Description of Proposed Transactions:
______________________________________________

     A.  Introduction
     ________________

     The Federal Energy Regulatory Commission ("FERC") has issued a Notice of Proposed Rulemaking in Docket NO. RM95-8-000 ("NOPR") setting forth requirements for open and comparable transmission access. On March 13, 1996, NEES, on behalf of its proposed new subsidiary to be formed and named NEES Transmission Services, Inc. ("NEES Trans"), and NEP submitted to FERC wholesale transmission tariffs and related agreements in response to the NOPR. (See Exhibit D.) By this FERC filing and the Transmission and Distribution Support Agreement (Exhibit J hereto) which includes the FERC jurisdictional tariff, NEP and the Retail Companies propose to turn operational control of their transmission facilities over to NEES Trans. The Transmission and Distribution Support Agreement provides for a one-year notice of termination. The tariffs as submitted are designed to ensure that both affiliates of NEES Trans and unaffiliated customers will rely on these tariffs for nondiscriminatory wholesale transmission service. It is not proposed at this time to transfer ownership of
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transmission assets to NEES Trans.  If the decision were made in the future to transfer transmission assets, such transfer would be the subject of separate filings with the Commission and other state and federal regulatory bodies.

     The unbundling of wholesale transmission and generation services that these tariffs implement is nevertheless a critical underpinning for Choice: New England, the NEES companies' plan to allow all customers of electric utilities in Massachusetts, Rhode Island, and New Hampshire to choose their power supplier beginning in 1998. Choice: New England is subject, to approval by state and federal regulators and the timetable for their consideration is uncertain. NEES has filed an Application/Declaration (File No. 70-8803) requesting authority to form and finance one or more marketing companies as a step toward implementation of Choice: New England.

     NEES believes that turning over operational control of transmission facilities to NEES Trans and committing to take service over these facilities under the proposed tariffs are necessary to ensure the provision of wholesale transmission services on comparable terms to all users of the transmission system. The effective date of the FERC tariffs is requested as of the first day of the calendar month following the later of (i) 60 days from the date of the FERC filing or (ii) five business days following SEC approval of forming and financing NEES Trans.


     B.  Formation and Financing of NEES Trans
     ________________________________________

     NEES proposes to form NEES Trans for the limited purpose of providing transmission and related services. NEES proposes to provide initial financing for NEES Trans by the purchase of one thousand shares of common stock, par value $1.00 per share, for a total purchase price of $1,000. NEES then proposes to make capital contributions and/or loans to NEES Trans from time to time, provided that such NEES financing shall not be in excess of $10 million in the aggregate outstanding at any one time. Any such loans will be in the form of non-interest bearing subordinated notes payable in twenty years or less from the date of issue (see Exhibit B hereto). NEES Trans may prepay any or all of the outstanding notes hereunder, in whole or in part, at any time and from time to time without premium or penalty. NEES shall only make such loans provided: (a) there shall be in full force and effect appropriate orders of all regulatory authorities having jurisdiction in the premises; (b) the making of such loan shall not contravene any provision of law or any provision of the certificate of incorporation or by-laws of NEES Trans or any agreement binding upon NEES Trans; and (c) the making of such loan shall not contravene any provision of law or any provision of the Agreement and Declaration of Trust of NEES. To the extent that these loans require state commission approval, Rule 52 of the Act
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would apply, but, at this time, it is uncertain as to which state jurisdictions would assert jurisdiction over any such loan. It is proposed that the above investments be authorized through December 31, 1999.

     C.  Personnel of NEES Trans
     ___________________________

     Staffing is expected to begin with a small group of employees for NEES Trans. Technical and support staff needed for a particular project could be assigned for the duration of that project from NEP, NEPSCo, and the Retail Companies, and the assigned employees would continue to be employees of NEP, NEPSCo, and the Retail Companies, not to exceed in any one year 1% of the total employees of NEP, NEPSCO, and the Retail Companies. All costs associated with such staff (including compensation, overheads, and benefits) would be fully reimbursed by NEES Trans in accordance with Rules 90 and 91 of the Act. Reimbursements for these costs will be on a thirty-day cycle basis.


     D.  Money Pool and Short-term Borrowing
          ___________________________________

     NEES Trans seeks short-term borrowing authority through October 31, 1997, and the authority to borrow and lend money in the NEES Money Pool (approved by the Commission in its File No. 70-
7765).  NEES Trans seeks $15,000,000 of borrowing authority.

     The proceeds from the proposed borrowings are to be used (i) to pay then outstanding notes initially issued to banks and/or borrowings from the Money Pool, (ii) to provide new money for capitalizable expenditures and/or to reimburse the treasury therefor, and (iii) for other corporate purposes relating to ordinary business operations, including working capital, and the financing of construction and property acquisitions.

     1.  Borrowings from the Money Pool

     NEES Trans proposes to reduce its need for outside borrowing authority through the use of the Money Pool. Under the Money Pool, surplus funds that may be available from day to day in the treasuries of NEES and its participating subsidiaries (File No. 70-8679) are used to make loans to borrowing companies within the NEES system in need of short-term funds. The rate will be 1.08 times the monthly average of the rate for high grade 30-day commercial paper sold through dealers by major corporations as published in the "Wall Street Journal." Although there are no stated maturities, the loans made by the Money Pool are payable on demand, and may be prepaid by the borrower without penalty. Borrowings may, but need not be, evidenced by notes. Borrowings
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will be available first to the wholly owned subsidiaries of NEES
(the Group I Borrowers). Thereafter, if the Money Pool still has additional funds, those will be available to the non-utility owned subsidiaries of NEES (the Group II Borrowers) before external investments are made. All funds borrowed by the Group II
Borrowers will be used for their own internal financing and will not be loaned to stockholders. Each member determines each day, on the basis of cash flow projections, the amount of surplus funds it has available for contribution to the Money Pool. The surplus funds are transferred to an account of NEPSCO, which administers and maintains as agent the Money Pool for the member companies.
The proposed amended terms of the Money Pool, reflecting the addition of NEES Trans, are shown in Exhibit K.

     2.  Borrowings from Banks

     The proposed borrowings from banks will be evidenced by notes maturing in less than one year from the date of issuance. NEES Trans will negotiate with the banks the interest costs of such borrowings. NEES Trans will pay fees to the banks in lieu of compensating balance arrangements. The effective interest cost of borrowings from a bank will not exceed the greater of the bank's base or prime lending rate, or the rate published in the "Wall Street Journal," as the high federal funds rate, plus, in either case, one percent. Based on the current base lending rate of 8.75% and an equivalent or lower high federal funds rate, the effective interest costs of such a borrowing today would not exceed 9.75% per annum.

     Certain of such borrowings may be without prepayment privileges. Payment of any short-term promissory notes prior to maturity will be made on the basis most favorable to NEES Trans, taking into account fixed maturities, interest rates, and any other relevant financial considerations.

     3.  Filing of Certificates of Notification

     Within 45 days after the end of each calendar quarter, NEES Trans will file a Certificate of Notification covering the transactions effected pursuant to the authority requested herein during such quarter. Such certificate will show the dates and amounts of all new money borrowings, the names of the lenders, the maximum concurrent amount of notes outstanding to the banks, the Money Pool, the aggregate total outstanding at any one time, and the aggregate total outstanding at the end of such quarter. Each certificate will include a statement of whether any of the funds borrowed were paid by a subsidiary company to NEES through dividends for the purpose of NEES acquiring an interest in an exempt wholesale generator or foreign utility company. The amount
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of such dividend payment must be given.  The final certificate of notification will be accompanied by the required past-tense opinion of counsel. If the same lines were maintained over the period of the requested authority, the total of those fees would be approximately $50,000.


Item 2.  Fees, Commissions and Expenses
_______________________________________

     Fees, commissions, and expenses to be incurred in connection with the transactions contemplated by this Application/
Declaration are not expected to exceed $5,000. This amount includes a $2,000 filing fee paid by wire transfer to the Commission at the time of filing this Application/Declaration.


Item 3.  Applicable Statutory Provisions
________________________________________

     The sections of the Act and rules or exemptions thereunder that are believed to be applicable to the transactions are:
Sections 6(a), 7, 9(a), 10, 12, and 13, and Rules 45, 52, 90 and 91
all relating to the authority for NEES to undertake the transactions proposed herein.

     The proposed Money Pool and Short-term Borrowing authorization is subject to the following provisions:

     (1)  The issuance of notes by NEES Trans to banks:  Sections
          6(a) and 7 of the Act.

     (2) Borrowings from the Money Pool: Sections 6(a), 7, 9(a), 10, and 12 of the Act and Rules 43 and 45.

     (3) Loans to the Money Pool: Section 9(a), 10, and 12 of the Act; and exempted from Rule 45(a) by subparagraph (b)
          (1) thereof.

     (4) Investments by the Money Pool: Section 9(a), 10, and 12 of the Act.

     (5)  The payment of indebtedness is exempted from Sections
          9(a) and 12 and Rule 42(a) by subparagraph (b) (2) of the Rule.

Item 4.  Regulatory Approval
____________________________

     Except for the foregoing, no Federal or state commission or regulatory body, other than the Commission, has jurisdiction over the proposed formation of NEES Trans.

Item 5.  Procedure
__________________

     The Applicants request that the Commission take action with respect to this Application/Declaration without a hearing being held, on or before May 15, 1996, or as soon thereafter as practicable.

     The Applicants (i) do not request a recommended decision by a hearing officer, (ii) do not request a recommended decision by any other responsible officer of the Commission, (iii) hereby specify that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) hereby request that there be no 30-day waiting period between the date of issuance of the Commission's Order and the date on which it is to become effective.

Item 6.  Exhibits:
------------------

     (a)  Exhibits

          B      Form of Subordinated Note

          D      FERC Filing Letter

         *F      Opinion of Counsel

         *G-1    Financial Data Schedule for NEES (Parent Company
                 Only)

         *G-2    Financial Data Schedule for NEES (Consolidated)

          H      Proposed Form of Notice

          I      Choice: New England

          J      Transmission and Distribution Support Agreement

          K      Proposed Amended terms of the NEES Money Pool

     *To be filed by amendment

     (b) Financial Statements

         *1-A    Balance Sheet of NEES at December 31, 1995,
                 Actual (Parent Company Only) (Pro Forma not included since formation of new companies)

         *1-B Statement of Income and Retained Earnings for NEES for twelve months ended December 31, 1995, Actual (Parent Company Only) (Pro Forma not included since formation of new companies)
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         *2-A    Consolidated Balance Sheet of NEES at December
                 31, 1995, Actual (Pro Forma not included since formation of new companies)

         *2-B Statement of Consolidated Income for NEES for twelve months ended December 31, 1995, Actual
                 (Pro Forma not included since formation of new companies)

     *To be filed by amendment


Item 7.  Environmental Effects
______________________________

     The transactions proposed by this Application/Declaration do not involve a major Federal action significantly affecting the quality of the human environment.
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                            SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application/Declaration on Form U-1 to be signed on its behalf, as indicated by the undersigned officer thereunto duly authorized.

                            NEW ENGLAND ELECTRIC SYSTEM


                            s/Michael E. Jesanis
                            _______________________________
                            Michael E. Jesanis, Treasurer



Dated: March 14, 1996




The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefore.